2 Tech Drive, Suite 201

Andover, MA 01810

direct: 978.645.5500

fax: 978.557.5160

www.mksinst.com	April 28, 2017

Martin James, Senior Assistant Chief Accountant

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

RE:	MKS Instruments, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 1, 2017

File No. 0-23621

Dear Mr. James:

This letter is submitted to you on behalf of MKS Instruments, Inc. (the “Company”) in response to your letter dated April 19, 2017. We have included your question below in bold. Beneath the question is our corresponding answer.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Financial Statements

Note 4. Recently Issued Accounting Pronouncements, page 68

1. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise your future filings, beginning with your next Form 10-Q, to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Company Response

We respectfully acknowledge the Staff’s comment. We have reviewed the accounting guidance in ASC 250-10-S99-6 and SAB Topic 11.M. Beginning with the Form 10-Q for the quarter ended March 31, 2017, we will provide qualitative financial statement disclosure of the potential impact that Topic 606 will have on the Company’s financial statements when adopted including a description of the status of our process and significant matters yet to be addressed. We will provide a description of the effects of the accounting policies that we expect to apply, a comparison to our current revenue recognition policies and

Martin James, Senior Assistant Chief Accountant

United States Securities & Exchange Commission

Division of Corporation Finance

April 28, 2017

the quantitative impact that the adoption is expected to have once they have been determined which is expected by the time we file our Form10-Q for the quarter ended September 30, 2017. We will modify and provide all relevant disclosures required by SAB Topic 11.M in applicable future filings through the date the standard is implemented.

* * *

Please do not hesitate to contact me at (978) 645-5578 or Kathleen F. Burke, Vice President and General Counsel at (978) 645-5574 should you have any further questions or comments.

Sincerely,

/s/ Seth H. Bagshaw

Seth H. Bagshaw

Vice President, Chief Financial Officer & Treasurer